                                                       AMEX: REX
                                                                               TSX: VIR
ViRexx Medical Corp.                                                                                                                                                  For Immediate Release

VIREXX ANNOUNCES RECORD DATE FOR RIGHTS OFFERING

EDMONTON, ALBERTA – July 16, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumours, today announced that it has set a record date of July 25, 2008 for its up coming rights offering (the "Rights Offering").

The Rights Offering provides existing common shareholders with rights (the "Rights") to subscribe for additional common shares in ViRexx.  The offering is expected to raise net proceeds of approximately $2.99 million.

Rights and Subscription Price: Each shareholder of record of the Company on July 25, 2008 will receive one Right for each common share held. For every Right held, the holder will be entitled to purchase one common share at the price of $0.045 until 5:00 P.M. (Toronto time) on or before August 22, 2008 (the "Expiry Date").

Discount to Market Price: The subscription price of $0.045 per share represents a discount of 25% per cent to the volume weighted average closing price of the three trading days ended July 14, 2008 of approximately $0.06.

Additional Subscription Privilege: Holders of Rights who fully exercise their Rights are entitled to subscribe pro rata for additional common shares, if available, that were not subscribed for initially, on or before the Expiry Date.

Trading Information: It is intended that the Rights will commence trading on the TSX on July 23, 2008, under the symbol "VIR.RT" and the common shares will commence trading on an ex rights basis, meaning that persons purchasing common shares on or following that date will not be entitled to receive the related Rights. Trading of the Rights will continue until noon (Toronto time) on the Expiry Date. The Company's common shares trade on the TSX under the symbol VIR.

Distribution of Rights Certificates: It is intended that certificates representing the Rights (the "Certificates") will be mailed to registered shareholders located in each of the provinces of Canada and other eligible jurisdictions (the "Eligible Jurisdictions") following the record date of July 25, 2008. Subject to certain exceptions, Certificates will not be mailed to registered shareholders located outside of the Eligible Jurisdictions. Such shareholders will not be permitted to exercise their Rights and in certain cases the rights agent engaged by the Company will attempt to sell such Rights on behalf of the relevant class of shareholders. Shareholders should consult the final prospectus and their financial advisors to determine their rights and entitlements under the Rights Offering. A Registration Statement on Form F-7 has also been filed in the United States under the United States Securities Act 1933 (the "1933 Act") which will allow United States shareholders to participate in the Rights Offering.

Mailing of Final Prospectus: The final prospectus will be mailed along with the Certificates to registered shareholders beginning on or about July 30, 2008. Shareholders wishing to exercise their Rights must forward the completed Certificate along with the applicable funds to Computershare Investor Services Inc. by the Expiry Date. Shareholders requiring additional information may refer to a copy of the final short form prospectus available on SEDAR at www.sedar.com.

The actualization of the events mentioned in this press release are dependent on receiving final approvals from all applicable regulatory authorities.

Enquiries: Enquiries should be addressed to Computershare Investor Services Inc. by telephone at 1-800-564-6253 or the Company at (780) 433-4411.

Use of Proceeds: The Corporation intends to use the net proceeds of the Offering for general working capital and to advance its clinical development programs, as further described in the final short form prospectus.

The above summary of the principal terms of the Rights Offering should be read together with, and is qualified in its entirety by, the more detailed information contained in the final short form prospectus.

Notice to Reader:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale or any acceptance of an offer to buy these securities in any province of Canada prior to the time a receipt for the final short form prospectus or other authorization is obtained from the securities commission or similar authority in such province. The Rights will be exercisable in accordance with applicable laws on the terms set out in the final short form prospectus filed today by ViRexx in connection with the distribution of the Rights.

This news release is not an offer of securities for sale in the United States. The securities to be offered in the Rights Offering described above may not be offered or sold in the United States absent registration under the 1933 Act, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ViRexx and that will contain detailed information about the Company and management, as well as financial statements.

Forward Looking Statement:

Certain statements contained in this news release, and in certain documents incorporated by reference into the prospectus, are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact may be forward-looking information or statements. Forward-looking information and statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking information or statements. Management of the Corporation believes that the expectations reflected in such forward-looking information and statements are reasonable due to their intimate knowledge of the business of the Corporation and are based on past experience with businesses similar to the Corporation, but no assurance can be given that these expectations will prove to be correct and such forward-looking information and statements included in, or incorporated by reference into, this prospectus should not be unduly relied upon. These statements are made as of the date of this prospectus or as of the date specified in the documents incorporated by reference into this prospectus, as the case may be, and should not be relied upon as representing the Corporation’s views on any subsequent date.
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About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com